Canada Goose Strengthens Executive Team, Appoints Carrie Baker President

Toronto (March 31, 2022) – Today, as a part of its continued global expansion, Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) has announced the appointment of Carrie Baker to President, Canada Goose, effectively immediately. The role will report to Dani Reiss, Chairman and Chief Executive Officer, Canada Goose.

This announcement enhances the executive structure to accelerate its next phase of global growth. Dani Reiss will continue to oversee all aspects of the business, operations and strategy – with a consolidation of commercial leadership and marketing under Carrie Baker.

“Carrie has played an instrumental role in making Canada Goose the business it is today. She is a dynamic leader and proven operator, and I am excited to partner with her in executing the Company’s bold vision,” said Dani Reiss, Chairman & CEO, Canada Goose. “This change in structure marks an important inflection point for Canada Goose, on our way to the next milestone.”

In her most recent role Carrie was responsible for accelerating the North American business, one of the Company’s fastest growing regions, achieving 36 per cent revenue growth in the first three quarters of fiscal 2022. A Company veteran, Carrie has been with Canada Goose for more than ten years, having also held positions of EVP, Chief of Staff, and Chief Communications Officer. Recognized as a strategic and collaborative leader through key stages of the company’s growth, Carrie has helped lead critical initiatives including the Company’s IPO and the development of its industry-leading Sustainable Impact Strategy.

“Seeing the company’s growth around the world and expansion into new categories over the last ten years, Canada Goose is truly a brand like no other,” says Carrie Baker, President, Canada Goose. “I am proud of the incredible brand momentum we’ve built over the last decade, and our proven success in establishing sustainable industry standards, but it’s only the beginning – I am truly excited to unlock the incredible opportunity ahead of us.”

Ana Mihaljevic will assume the dual role of President, North America and EVP, Sales Operations & Planning, expanding her operational leadership experience in Canada Goose’s most established commercial market. With almost two decades of experience, Ana has a strong track record of driving commercial performance and has played a pivotal role in establishing the Company’s insights, sales operations and planning functions as the Company has accelerated its direct-to-consumer business.

###

About Canada Goose

Founded in 1957 in a small warehouse in Toronto, Canada, Canada Goose (NYSE:GOOS, TSX:GOOS) is a lifestyle brand and a leading manufacturer of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic, ensuring a legacy of functionality is embedded in every product from parkas and rainwear to apparel and accessories. Canada Goose is inspired by relentless innovation and uncompromised craftsmanship, recognized as a leader for its Made in Canada commitment. In 2020, Canada Goose announced HUMANATURE, its purpose platform that unites its sustainability and values-based initiatives, reinforcing its commitment to keep the planet cold and the people on it warm. Canada Goose also owns Baffin, a Canadian designer and manufacturer of performance outdoor and industrial footwear. Visit www.canadagoose.com for more information.

Contacts:

Media

media@canadagoose.com

Investor Relations

ir@canadagoose.com